UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           NOBLE DRILLING CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   655042-10-9
                                 (CUSIP Number)


                             Ms. Julie J. Robertson
                        10370 Richmond Avenue - Suite 400
                              Houston, Texas 77042
                                 (713) 974-3131
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).

CUSIP No. 655042-10-9
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     P.A.J.W. Corporation (52-1483895)

-------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
                                                                        (b) ( )


-------------------------------------------------------------------------------
3                    SEC USE ONLY



-------------------------------------------------------------------------------
4                    SOURCE OF FUNDS

                     PF

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )



-------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

-------------------------------------------------------------------------------
NUMBER OF            7            SOLE VOTING POWER
SHARES
BENEFICIALLY                      5,576,690
OWNED BY
EACH
REPORTING
PERSON WITH

-------------------------------------------------------------------------------
                     8            SHARED VOTING POWER

                                  None

-------------------------------------------------------------------------------
                     9            SOLE DISPOSITIVE POWER

                                  5,576,690

-------------------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  None

-------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     5,576,690

-------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES ( )


-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON

                     OO
-------------------------------------------------------------------------------

    CUSIP No. 655042-10-9                                    SCHEDULE 13D

-------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Gordon P. Getty

-------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ( )
                                                                       (b) ( )

-------------------------------------------------------------------------------
3                    SEC USE ONLY



-------------------------------------------------------------------------------
4                    SOURCE OF FUNDS

                     PF

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America

-------------------------------------------------------------------------------
                     7                SOLE VOTING POWER
NUMBER OF
SHARES                                5,576,690*
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

                   ------------------------------------------------------------
                     8                SHARED VOTING POWER



                   ------------------------------------------------------------
                     9                SOLE DISPOSITIVE POWER

                                      5,576,690*

                   ------------------------------------------------------------
                     10               SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                         5,576,690*
                     ----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES ( )


-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON

                     IN
-------------------------------------------------------------------------------

* Includes 5,576,690 shares owned by P.A.J.W. Corporation, of which Mr. Getty is the sole shareholder.

   CUSIP No. 655042-10-9                                      SCHEDULE 13D


-------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     The Ann and Gordon Getty Foundation
-------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ( )
                                                                       (b) ( )


-------------------------------------------------------------------------------
3                    SEC USE ONLY



-------------------------------------------------------------------------------
4                    SOURCE OF FUNDS

                     OO

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )



-------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                       California

-------------------------------------------------------------------------------
NUMBER OF            7            SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          None
EACH
REPORTING
PERSON WITH
                   ------------------------------------------------------------
                     8            SHARED VOTING POWER

                                  None

-------------------------------------------------------------------------------
                     9            SOLE DISPOSITIVE POWER

                                  None

                   ------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  None

-------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     None

-------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES ( )


-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON

                     OO
-------------------------------------------------------------------------------

CUSIP No. 655042-10-9
                            Statement on Schedule 13D

         This statement ("Amendment No. 2") amends and supplements Amendment No. 1 to the Schedule 13D ("Amendment No.1") of P.A.J.W. Corporation, a Delaware Corporation ("P.A.J.W.") and Messrs. Gordon P. Getty and The Ann and Gordon Getty Foundation ("Getty Foundation") filed with the Securities and Exchange Commission on November 22, 1996 with respect to the beneficial ownership by such persons of shares of common stock, $.10 par value per share ("Common Stock"), of Noble Drilling Corporation, a Delaware corporation (the "Issuer"). The filing of this Amendment No. 2 is occasioned by the sale of shares by P.A.J.W. as described in item 5(c) below. As a result of such transaction, P.A.J.W. holds less than 5% of the Common Stock of the Issuer and P.A.J.W., Mr. Getty and the Getty Foundation are no longer required to file statements on Schedule 13D. Except as set forth below, the information contained in Amendment No. 1 is unchanged.

Item 5.           Interest in Securities of the Issuer.

         Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

         (a) According to the Issuer, there were 122,323,443 shares of Common Stock outstanding as of November 11, 1996. P.A.J.W. currently owns beneficially 5,576,690 shares of the Company's Common Stock, representing 4.6% of the outstanding Common Stock. The Getty Foundation no longer owns any shares of Common Stock of the Issuer.

         Mr. Getty does not directly own any Common Stock of the Issuer. However, because Mr. Getty is the sole shareholder of P.A.J.W., Mr. Getty may be deemed to own beneficially the 5,576,690 shares of Common Stock held by P.A.J.W. representing 4.6% of the outstanding Common Stock as described above.

         (b) P.A.J.W. has sole voting and dispositive power with respect to the shares of the Issuer's Common Stock held by it. As described above, Mr. Getty may also be deemed to have sole voting and dispositive power with respect to the shares owned by P.A.J.W.

         (c) At the time of the filing date of Amendment No. 1, P.A.J.W. and the Getty Foundation owned 8,326,690 and 250,000 shares, respectively, of the Issuer. On November 26, 1996, P.A.J.W. sold 2,750,000 shares of the Issuer in open market transactions and on November 21, 1996, P.A.J.W. sold 250,000 shares of the Issuer in open market transactions.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 6, 1996

                                       P.A.J.W. Corporation



                                  By:  /s/ Henry P. Winetsky
                                       -----------------------


                                       GORDON P. GETTY


                                       /s/ Gordon P. Getty
                                       -----------------------
                                       Gordon P. Getty



                                       THE ANN AND GORDON GETTY FOUNDATION



                                  By:  /s/ Henry P. Winetsky
                                       ------------------------